United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-7D/A

CERTIFICATE PURSUANT TO RULE 7(d),
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment No. 5 to FORM U-7D filed May 24, 1983 File Number 32-425 (Lease Termination)

                         The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the termination of the lease identified herein.

                         1.             Lessee public-utility company: Basin Electric Power Cooperative

Address: 1717 East Interstate Avenue Bismarck, North Dakota 58501

                         2.             Effective date of lease termination: November 22, 2002

                         2a.                      Expected date facility will be placed in service: N/A

                         3.              Regulatory authority which has acted on transaction: Rural Electrification Administration of the United States Department of Agriculture. Date of order: March 24, 1983

                         4.             Initial term of lease: N/A

                         4a.                       Renewal Options: N/A

                         5.              Brief description of facility: A portion of the utility assets and common facilities of Basin Electric Power Cooperative's Antelope Valley Station Unit No. 1 generating facility, an approximately 440 MW nominal rating lignite coal-fired steam electric generating facility located in Beulah, North Dakota.

                         6.              Manufacturer or supplier: Basin Electric Power Cooperative supervised construction. Steams-Roger Incorporated was Architect-Engineer. Numerous subcontractors and manufacturers were involved in construction of the facility.

                         7.             Cost of facility: Approximately $133,754,528 at time of lease.

                         8.              Basic Rent. Initial Term: N/A

                         8a.                      Periodic installment: N/A

                         9.              Holder of legal title to facility: Basin Electric Power Cooperative (under the Bill of Sale and Discharge of Severance Agreement between it and Northern Antelope Holdings, Inc. dated November 22, 2002. Termination of the lease with respect to the facility described in paragraph 5 above, is pursuant to the Lease and Facility Support Agreement Termination Agreement between Basin Electric Power Cooperative and Northern Antelope Holdings, Inc. dated November 22, 2002).

Address: 1717 East Interstate Avenue Bismarck, North Dakota 58501

                         10.             Holders of Beneficial Interest: Basin Electric Power Cooperative (pursuant to the document of transfer described in paragraph 9, above).

                         11.             If part or all of the financing is supplied by loan on which only principal and interest is payable, state: N/A

Date executed: 11/22/02

Signature of Holder of legal title: S/S/ Clifton T. Hudgins, Senior Vice President and CFO

Signatures of Holders of beneficial interests shall be annexed and incorporated herein.